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                               September 25, 2020

       Rodney D. Gray
       Executive Vice President and Chief Financial Officer
       Baytex Energy Corporation
       2800, 520 - 3rd Avenue S.W.
       Calgary, Alberta T2P 0R3

                                                        Re: Baytex Energy
Corporation
                                                            Form 40-F for the
Fiscal Year ended December 31, 2019
                                                            Filed March 10,
2020
                                                            File No. 001-32754

       Dear Mr. Gray:

              We have reviewed your September 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 28, 2020 letter.

       Form 40-F for the Fiscal Year ended December 31, 2019

       Exhibit 99.10
       Supplemental Disclosures about Extractive Activities-Oil and Gas (Unaudited)
       Petroleum and Natural Gas Reserves Information, page 1

   1. We understand from your response to our prior comment letter that you will provide disclosures beginning
with your next annual report on Form 40-F, consistent with the revisions outlined in
your response letter. Please also incorporate the revisions that are necessary to address
the concerns outlined in the remaining comment in this letter.
   2. We note that your response to prior comment five, regarding the reasons for significant changes in total proved
reserves, indicates that the change attributed to improved recovery for fiscal 2018 was the
result of infill drilling.
 Rodney D. Gray
Baytex Energy Corporation
September 25, 2020
Page 2
         However, we believe that changes associated with infill drilling should be categorized as revisions of previous estimates, rather than improved recovery, based on the guidance in subparagraphs (a) and (b) of FASB ASC 932-235-50-5.

         Under this guidance, improved recovery relates to the recovery of hydrocarbons, beyond primary recovery, obtained through secondary or tertiary recovery methods that generally supplement the natural reservoir recovery processes. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at
(202) 551-3686
with any other questions.



FirstName LastNameRodney D. Gray                              Sincerely,
Comapany NameBaytex Energy Corporation
                                                              Division of
Corporation Finance
September 25, 2020 Page 2                                     Office of Energy
& Transportation
FirstName LastName